**Sibanye Stillwater Limited**
Incorporated in the Republic of
South Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and
SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 •
Ground Floor Cnr 14th Avenue &
Hendrik Potgieter Road Weltevreden
Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

**NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL**

# MARKET RELEASE

## Sibanye-Stillwater announces results of cash tender offer for any and all outstanding 4.000% senior notes due 2026

**Johannesburg, 13 May 2026**: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW), in line with the Group's measures to proactively reduce gross debt, is pleased to announce the results of its previously announced offer to purchase for cash any and all outstanding 4.000% senior notes due 2026 (the "2026 Notes"), which was made by the Group's wholly-owned subsidiary, Stillwater Mining Company ("Stillwater"), upon the terms of, and subject to the conditions in, the offer to purchase dated 6 May 2026 (the "Offer to Purchase") and the accompanying notice of guaranteed delivery (the "Notice of Guaranteed Delivery," together with the Offer to Purchase, the "Tender Offer Documents"), including the Financing Condition (as defined below). The tender offer for the 2026 Notes is referred to as the "Any and All Tender Offer". Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase, and further information relating to the Any and All Tender Offer can be found in the Offer to Purchase.

On 6 May 2026, as part of the Group's measures to reduce gross debt by repurchasing outstanding debt securities, the Group announced the Any and All Tender Offer and the offer to purchase for cash up to US$75 million of the outstanding US$525 million senior notes due 2029 (the "2029 Notes", and together with the 2026 Notes, the "Existing Notes"). The successful repurchase of the Existing Notes by Stillwater could result in an overall reduction in Group gross debt of up to US$250 million. This announcement pertains to the 2026 Notes only.

The Any and All Tender Offer expired at 5:00 p.m., New York City time, on 12 May 2026 (the "Any and All Tender Offer Expiration Date"). As of the date hereof, no tender instructions for the 2026 Notes have been received using the notice of guaranteed delivery procedures described in the Offer to Purchase. The Any and All Guaranteed Delivery Expiration Date is 5:00 p.m., New York City time, on 14 May 2026. Withdrawal rights for the 2026 Notes expired at 5:00 p.m., New York City time, on 12 May 2026, on the Any and All Tender Offer Expiration Date.

The following table sets forth the aggregate principal amount of 2026 Notes validly tendered at or prior to the Any and All Tender Offer Expiration Date and not validly withdrawn, according to information provided by Kroll Issuer Services Limited, the Tender and Information Agent (the "Tender and Information Agent") for the Any and All Tender Offer:

| Title of Security | CUSIP | ISIN | Aggregate Principal Amount Previously Outstanding(1) | Aggregate Principal Amount of 2026 Notes Validly Tendered(2) | Aggregate Principal Amount of 2026 Notes Accepted for Purchase(3) | Total Consideration per senior note(4)(5) |
|---|---|---|---|---|---|---|
| 4.000% Senior Notes due 2026 | Regulation S: U85969 AE0<br>144A: 86074Q AP7 | Regulation S: USU85969AE07<br>144A: US86074QAP72 | US$675,000,000 | US$613,875,000 | US$613,875,000 | US$1,000 |

*Notes:*

(1) Principal amount outstanding as of the Commencement Date.
(2) Amount excludes 2026 Notes tendered using Notice of Guaranteed Delivery procedures set forth in the Offer to Purchase.
(3) Subject to the valid tender of the 2026 Notes tendered by Notice of Guaranteed Delivery.
(4) Dollars per US$1,000 principal amount of 2026 Notes.
(5) Does not include Accrued interest, which will also be payable as provided below.

Subject to the satisfaction or waiver of the conditions to the Any and All Tender Offer, Stillwater expects to accept for purchase all 2026 Notes that were validly tendered at or prior to the Any and All Tender Offer Expiration Date. Stillwater expects to make payment for the accepted 2026 Notes on 15 May 2026 (the "Any and All Tender Offer Settlement Date"). Stillwater intends to fund the purchase of validly tendered and accepted 2026 Notes on the Any and All Tender Offer Settlement Date with the net proceeds from the Debt Financing (as defined below), together with the Group's cash on hand.

The Any and All Tender Offer is conditioned upon, among other things, the successful completion (in the sole determination of Stillwater) of the offering by Sibanye-Stillwater UK Financing Plc, a wholly-owned subsidiary of the Group, of a debt financing transaction raising aggregate gross proceeds of an amount at least equal to US$500,000,000 (the "Debt Financing" and such condition, the "Financing Condition"). Stillwater expects to satisfy the Financing Condition by closing the offering of 6.250% senior notes due 2031 by Sibanye-Stillwater UK Financing Plc, which is expected to occur on 15 May 2026. However, no assurances can be given that Sibanye-Stillwater UK Financing Plc will complete the Debt Financing.

The consideration to be paid for the 2026 Notes validly tendered and not validly withdrawn per US$1,000 principal amount of such 2026 Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer is the amount set forth in the table above under the heading "Total Consideration" (the "Total Consideration"). Holders of the 2026 Notes who validly tendered and did not validly withdraw the 2026 Notes at or prior to the Any and All Tender Offer Expiration Date and whose 2026 Notes are accepted for purchase will be entitled to receive the Total Consideration. All holders of 2026 Notes accepted for purchase will also receive accrued interest from, and including, the most recent applicable interest payment date preceding the Any and All Tender Offer Settlement Date, but not including, the Any and All Tender Offer Settlement Date.

Under the terms and conditions of the 2026 Notes, in the event that at least 90 per cent. of the originally issued aggregate principal amount of the 2026 Notes has been validly tendered and accepted for purchase, Stillwater is entitled to redeem all remaining outstanding 2026 Notes at their principal amount, together with accrued and unpaid interest and any additional amounts required under the terms and conditions of the 2026 Notes. As the aggregate principal amount of 2026 Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer exceeds this threshold, Stillwater currently intends, following the Any and All Tender Offer Settlement Date, to exercise this option (in whole but not in part) in respect of any 2026 Notes remaining outstanding after settlement, notice of which will be given pursuant to and in accordance with the terms and conditions of the 2026 Notes.

For additional information, please contact the Dealer Managers, Merrill Lynch International at +44 20 7996 5420 or +1 (888) 292-0070 or by email to DG.LM-EMEA@bofa.com (Attention: Liability Management Group), Mizuho International plc at +34 91 790 7559 or by email to liabilitymanagement@uk.mizuho-sc.com (Attention: Liability management), Morgan Stanley & Co. International plc at +44 20 7677 5040 or by email to liabilitymanagementeurope@morganstanley.com (Attention: Liability Management Team, Global Capital Markets), Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) by email to dlrmblondcmlm@rmb.co.uk (Attention: Liability Management), and to RBC Capital Markets, LLC at +44 20 7029 0113, +1 212 618 7843, or +1 877 381 2099 or by email to liability.management@rbccm.com or the Tender and Information Agent, Kroll Issuer Services Limited at +44 20 7704 0880 or by email to sibanye@is.kroll.com, Attention: David Shilson.

### Disclaimers

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Any and All Tender Offer is only being made pursuant to the Offer to Purchase. Holders of the 2026 Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Any and All Tender Offer.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

## Offer and Distribution Restrictions

### European Economic Area ("EEA")

The communication of the Offer to Purchase and any other documents or materials relating to the Any and All Tender Offer does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Any and All Tender Offer.

**United Kingdom**

The communication of the Offer to Purchase and any other documents or materials relating to the Any and All Tender Offer are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43(2) of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). The Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the Offer to Purchase and any such other documents and/or materials relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of the Offer to Purchase and any other documents or materials relating to the Any and All Tender Offer does not constitute an offer of securities to the public for the purposes of the Public Offers and Admissions to Trading Regulations 2024 (the "POATRs") and accordingly the requirement to produce a prospectus under the POATRs does not apply to the Any and All Tender Offer.

**Belgium**

Neither the Offer to Purchase nor any other documents or materials relating to the Any and All Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (*Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten*) and, accordingly, the Any and All Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 2, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Any and All Tender Offer may not be advertised and the Any and All Tender Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Any and All Tender Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Any and All Tender Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

**France**

The Offer to Purchase and any other documents or offering materials relating to the Any and All Tender Offer may not be distributed in the Republic of France except to qualified investors (*investisseurs qualifiés*) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the *Autorité des marchés financiers*.

**Italy**

None of the Any and All Tender Offer, the Offer to Purchase or any other documents or materials relating to the Any and All Tender Offer have been or will be submitted to the clearance procedure of the *Commissione Nazionale per le Società e la Borsa* ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Any and All Tender Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Any and All Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the 2026 Notes located in Italy can tender the 2026 Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients

in connection with the 2026 Notes and the Any and All Tender Offer.

**South Africa**

The Offer to Purchase and any other documents or materials relating to the Any and All Tender Offer should not be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature under the South African Financial Advisory and Intermediary Services Act 2002 (as amended or re-enacted).

The Offer to Purchase is not being made to and does not constitute an "offer to the public" (as such term is defined in the South African Companies Act 2008) and is not, nor is it intended to constitute, a "registered prospectus" (as such term is defined in the South African Companies Act 2008) prepared and registered under the South African Companies Act 2008.

**General**

The Any and All Tender Offer does not constitute an offer to buy or the solicitation of an offer to sell 2026 Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Any and All Tender Offer to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in that jurisdiction, the Any and All Tender Offer shall be deemed to be made by such Dealer Manager or affiliate as the case may be, on behalf of Stillwater in such jurisdiction.

Each holder participating in the Any and All Tender Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of 2026 Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Kroll Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of 2026 Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result Stillwater determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Group and its affiliates expressly reserve the right at any time or from time to time following completion or termination of the Tender Offer, to purchase or exchange or offer to purchase or exchange 2026 Notes or to issue an invitation to submit offers to sell 2026 Notes (including, without limitation, those tendered pursuant to the Any and All Tender Offer but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Any and All Tender Offer. In addition, the Group also reserves the right to issue new debt securities from time to time, including during the term of the Any and All Tender Offer.

**Forward-Looking Statements**

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this document. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.